April 2, 2010	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

VIA EDGAR	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

Mr. Christian T. Sandoe Senior Counsel Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Lawrence R. Hamilton Direct Tel +1 312 701 7055 Direct Fax +1 312 706 8333 lhamilton@mayerbrown.com

Re:	DNP Select Income Fund Inc. (the “Fund”)

File Number 811-04915

Preliminary proxy materials filed March 19, 2010

Dear Mr. Sandoe:

This letter is submitted supplementally to respond on a point-by point basis to the Staff’s comments on the preliminary proxy statement filed by the Fund on March 19, 2010. Each of the Staff’s comments is set forth below and is followed by the revisions that the Fund proposes to make to the proxy statement. Exhibit A attached hereto is a redlined text showing how the Fund proposes to revise the disclosure in light of the Staff’s comments.

Consideration of an Amended and Restated Investment Advisory Agreement (Pages 15-25)

1. Disclosure needs to be added so that in each instance where approval of the Amended Advisory Agreement is discussed, it is made clear to shareholders that the Amended Advisory Agreement includes a retroactive application of the revised management fee calculation with effect from March 24, 2009, with the result that approval of the Amended Advisory Agreement will entail a retroactive payment to the Adviser.

Response: Please refer to pages 15 to 25 of Exhibit A, where we have added disclosure so that in each instance where approval of the Amended Advisory Agreement is discussed, it is made clear to shareholders that the Amended Advisory Agreement includes a retroactive application of the revised management fee calculation with effect from March 24, 2009, with the result that approval of the Amended Advisory Agreement will entail a retroactive payment to the Adviser. Conforming changes have been made to the Notice of Annual meeting and the forms of proxy.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. Christian T. Sandoe

Securities and Exchange Commission

April 2, 2010

Board of Directors Review and Recommendation (Pages 21-24)

2. Under the caption “Investment performance of the Fund and the Adviser,” you state that the Board’s contracts “committee reviewed the Fund’s investment performance over time and compared that performance to various peer groups and indices.” Provide specific disclosure indicating how the Fund’s performance compared with its peers.

Response: Please refer to pages 22 and 23 of Exhibit A to this letter, where we have added detailed disclosure, including a tabular presentation, indicating how the Fund’s compared with its peer group of closed-end equity funds categorized by Lipper as income and preferred stock funds for the 1-, 3-, 5- and 10-year periods ended December 31, 2009.

3. Also under the caption “Investment performance of the Fund and the Adviser” on page 22, you state that, “The committee concluded that since current income is the Fund’s primary objective, one of the best measures of the Adviser’s performance is the Fund’s consistent ability to pay a 6.5 cent per share monthly dividend.” It is unclear whether the entirety of those 6.5 cent per share monthly distributions were derived from net investment income or whether a portion was derived from other sources. Provide additional disclosure to clarify the precise sources of the Fund’s 6.5 cent per share monthly distributions.

Response: Please refer to page 23 of Exhibit A to this letter, where we have added detailed disclosure, summarizing the terms of the Fund’s managed distribution plan and indicating in tabular form what percentage of the Fund’s distributions was derived from investment income, capital gains and return of capital during the 1-, 3-, 5- and 10-year periods ended December 31, 2009.

4. In your discussion under the caption “Comparison with other advisory contracts,” provide specific disclosure stating how the advisory fee paid by the Fund compares to the advisory fee paid by other investment advisory clients of the Adviser.

Response: Please refer to page 24 of Exhibit A to this letter, where we have provided additional disclosure, consisting of the range of advisory fees paid by (i) the Adviser’s other investment company clients and (ii) the Adviser’s institutional separately managed accounts, and also a statement that among all accounts managed by the Adviser, the Fund’s advisory fee rate ranks slightly above the median.

Mayer Brown LLP

Mr. Christian T. Sandoe

Securities and Exchange Commission

April 2, 2010

General Comment

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund acknowledges that (i) the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff; (ii) staff comments on the filings, or changes in disclosure in response to staff comments on the filings, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the above responses or the preliminary proxy statement should be directed to either Lawrence R. Hamilton at (312) 701-7055 or John Sagan at (312) 701-7123.

Thank you for your attention to this correspondence.

Very truly yours,

/s/ Lawrence R. Hamilton

Lawrence R. Hamilton